1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

Dear Shareholders,

Since the announcement of the proposed Joint Share Exchange on June 30, 2016 between Siliconware Precision Industries Co., Ltd. (“we”, “SPIL” or the “Company”) and Advanced Semiconductor Engineering, Inc. (“ASE”), we have achieved substantial progress in obtaining clearance from the relevant governmental authorities, including clearance from the Taiwan Fair Trade Commission (“Taiwan FTC”) on November 16, 2016 and the U.S. Federal Trade Commission (“US FTC”) on May 15, 2017, and conditional approval from the Anti-Monopoly Bureau of the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) on November 24, 2017.

To achieve our ultimate goal of strengthening the strategic position, we would like to seek your support for the Joint Share Exchange, i.e., to establish the proposed ASE Industrial Holding Co., Ltd. (“Holdco”), and to make both ASE and SPIL wholly-owned subsidiaries of Holdco. In that regard, we would like to seek your approval for the following items in the upcoming shareholders’ meeting scheduled on February 12, 2018:

•	Joint Share Exchange;

•	Joint Share Exchange Agreement; and

•	Supplemental Agreement.

Proposal details

1. Joint Share Exchange & Joint Share Exchange Agreement

SPIL and ASE plan to implement the Joint Share Exchange, whereby ASE will file an application to establish Holdco, of which ASE and SPIL will become wholly-owned subsidiaries. HoldCo will acquire all issued and outstanding shares of both SPIL and ASE, both of which will be delisted from the Taiwan Stock Exchange and become wholly-owned subsidiaries of HoldCo concurrently, and subsequently file to revoke their respective public-filing status in Taiwan. The Joint Share Exchange will be conducted according to the below:

•	At an exchange ratio of one ASE common share for 0.5 HoldCo common share

•	Each SPIL common share will receive NT$51.20 (The initial cash consideration was NT$55. The cash consideration has been adjusted to NT$51.2 after deducting the NT$2.8 per share cash dividend distribution as well as a NT$1.0 per share payment from capital reserve in 2016.)

1

After the establishment of HoldCo, SPIL and ASE will each maintain its separate legal entity status, retain its legal entity name, and maintain its current independent operations and operating model. SPIL and ASE will also each retain its full management team and employees, and its current organizational structure, compensation, relevant benefits and personnel regulations will continue to remain unchanged.

Please refer to the announcement for the Joint Share Exchange Agreement announced on June 30, 2016 attached https://www.spil.com.tw/news/file/1227/Joint%20Statement%20by%20SPIL%20and%20ASE%20June%2030-ENG.pdf.

2. Supplemental Agreement

On November 24, 2017, MOFCOM announced that it has conditionally approved the Joint Share Exchange (a copy of the complete announcement is attached http://english.mofcom.gov.cn/article/policyrelease/buwei/201711/20171102677556.shtml for your easy reference). MOFCOM requires that ASE and SPIL perform the obligations set for below, and that ASE, SPIL and HoldCo submit a report to MOFCOM every six months for the execution of such obligations:

•	ASE and SPIL shall maintain as independent competitors and carry out independent operations within the 24-month restricted period (the “Restriction Period”);

•	HoldCo shall exercise limited shareholders’ rights within the Restricted Period: (1) Holdco to receive dividends and financial information from both parties, (2) the research and development related plans of both parties to be coordinated through a committee established by HoldCo, (3) matters related to businesses conducted by both parties in addition to the Packaging & Testing services to be coordinated through a committee established by HoldCo, and (4) HoldCo and ASE or SPIL to provide funding loans or financing guarantee for each other according to the request or demand of the other.

•	ASE and SPIL shall undertake to provide services for customers in a non-discriminatory way within the Restricted Period, and reasonably determine the service price and other transaction conditions.

•	ASE and SPIL shall undertake not to restrict the selection of customers for other suppliers within the Restricted Period, and cooperate with the customers in changing suppliers according to their requirements.

To accommodate the time required for closing, SPIL and ASE plan to sign the Supplemental Agreement to extend the last day of the Joint Share Exchange from December 31, 2017 to October 31, 2018. Please refer to the announcement on December 14, 2017 attached https://www.spil.com.tw/news/file/1359/Dec%2014%202017-ENG.pdf.

For the above proposals, our Audit Committee consisting entirely of independent directors and acting in lieu of Special Committee of the Company, has obtained opinions with regard to the fairness of the terms of the Joint Share Exchange Agreement from independent financial advisors prior to the announcement on June 30, 2016, and reviewed an updated opinion dated January 15, 2018 after significant progress has been made from regulatory agencies. Having carefully considered all relevant factors and conclusions, including the unanimous affirmation of the Special Committee and the fairness opinion letters from the independent financial advisors, the Board deems that the offer price and other terms and conditions of the Joint Share Exchange Agreement are reasonable, fair and in the best interest of our unaffiliated shareholders.

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With your approval, SPIL and ASE will move ahead to establish HoldCo. Its establishment is targeted to be completed by the end of April 2018, subject to the review progress of the competent authorities. The following is a tentative timetable of the various trading-related events in connection with the completion of the Share Exchange:

Final trading day for SPIL Common Shares on the TWSE	April 17, 2018 (Taiwan time)

Final trading day for SPIL ADSs on NASDAQ	April 17, 2018 (New York time)

Effective date of the Share Exchange	April 30, 2018 (Taiwan time)

We believe the proposed Joint Share Exchange will greatly strengthen our strategic position and create new opportunities in the semiconductor industry. This is in line with our consistent goal of maximizing shareholders’ value and echoes the global industry trend. We look forward to your support in the upcoming EGM.

Yours Sincerely,

Chairman Bough Lin

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Siliconware Precision Industries EGM Communication January 2018

Safe harbor statement NOTE CONCERNING FORWARD-LOOKING STATEMENTS This release contains forward-looking statements.  These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by use of words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning.  You can also identify them by the fact that they do not relate strictly to historical or current facts. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what is stated or may be implied in such forward-looking statements.  Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to: (i) our dependence upon the frequent introduction of new services and technologies based on the latest developments in our industry; (ii) the intensely competitive semiconductor packaging and test industries and markets; (iii) our dependence upon key personnel; (iv) general economic and political conditions; (v) possible disruptions in commercial activities caused by natural and human-induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases; and (vi) fluctuations in foreign currency exchange rates.  Further information regarding these and other risks is included in SPIL’s  filings with the U.S. Securities and Exchange Commission, including its reports on Forms F-6 and 20-F and 6-K, in each case as amended. SPIL does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. The financial statements included in this release are prepared and published in accordance with TIFRSs recognized by Financial Supervisory Commission in the ROC, which is different from IFRSs issued by the International Accounting Standards Board. Investors are cautioned that there may be significant differences between TIFRSs and IFRSs. In addition, TIFRSs and IFRSs differ in certain significant respects from ROC GAAP and US GAAP. This presentation is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

Listed Structure of Joint Share Exchange 1 ASE SPIL ASE currently holds 33.29% of SPIL Maintain legal entity Independent operations Share Exchange 1: 0.5 common share exchange ratio for ASE and HoldCo Each SPIL common share will receive NT$51.20 ASE establish HoldCo HoldCo acquires shares of SPIL and ASE 1 2 3 HoldCo 100% 100% Delisted ASE Delisted SPIL

Milestones 2 Approved by Taiwan Fair Trade Commission Approved by U.S. Federal Trade Commission Conditional approval by MOFCOM Feb 12, 2018 Nov 16, 2016 May 15, 2017 Nov 24, 2017 Jun 30, 2016 Entered into Joint Share Exchange Agreement Extraordinary General Meeting Entered into Supplemental Agreement Closing Effective date of the Share Exchange [Apr 30, 2018] (tentative) May 26, 2016 Announced Joint Share Exchange MOU Dec 14, 2017 To extend the last day of the Joint Share Exchange from December 31, 2017 to October 31, 2018. Final trading day for SPIL Common Shares on the TWSE [Apr 17, 2018] (tentative) Final trading day for SPIL ADSs on NASDAQ [Apr 17, 2018] (New York time) (tentative)

Joint Share Exchange Agreement & Supplemental Agreement Please support us! 3 To strengthen our strategic position in the current industry demands, we seek your support for the following: Joint Share Exchange Transaction Please find more details here: https://www.spil.com.tw/reports/2098/Proxy_Statement.pdf For the above proposals, our Audit Committee consisting entirely of independent directors and acting in lieu of Special Committee of the Company, has obtained opinions with regard to the fairness of the terms of the Joint Share Exchange Agreement from independent financial advisors prior to the announcement on June 30, 2016, and reviewed an updated opinion dated January 15, 2018 after significant progress has been made from regulatory agencies. Having carefully considered all relevant factors and conclusions, including the unanimous affirmation of the Special Committee and the fairness opinion letters from the independent financial advisors, the Board deems that the offer price and other terms and conditions of the Joint Share Exchange Agreement are reasonable, fair and in the best interest of our unaffiliated shareholders.

Appendix - Conditional approval from MOFCOM 4 On November 24, 2017, MOFCOM conditionally approved the Joint Share Exchange MOFCOM has imposed the following conditions on both ASE and SPIL for a 24-month restriction period: ASE and SPIL shall remain as independent competitors and carry out independent operation HoldCo shall exercise limited shareholders’ rights: HoldCo to receive dividends and financial information from both parties R&D related plans to be coordinated by HoldCo Business activities other than Packaging & Testing services to be coordinated by HoldCo HoldCo and ASE or SPIL may provide funding loans or financing guarantee for each other ASE and SPIL shall provide services for customers in a nondiscriminatory way ASE and SPIL shall not restrict the selection of other suppliers by customers Submit a report to MOFCOM every six months Conditional approval from MOFCOM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: January 23, 2018	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer